UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____________ )*

GigOptix, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

37517Y103
(CUSIP Number)

October 29, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37517Y103	SCHEDULE 13G	Page 2 of 8

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DBSI Liquidating Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,375,634
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,375,634
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,375,634 (1) (See also Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 18.5%
12	Type of Reporting Person (See Instructions) OO

(1) Includes 660,473 shares of common stock of the Issuer issuable upon exercise of warrants.

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1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Conrad Myers
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 2,375,634
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,375,634
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,375,634 (1)(2) (See also Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 18.5%
12	Type of Reporting Person (See Instructions) IN

(2) In accordance with Rule 13d−4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, accordingly, this statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 37517Y103	SCHEDULE 13G	Page 4 of 8

Item 1.

(a)  Name of Issuer:

GigOptix, Inc.

 (b)  Address of Issuer’s Principal Executive Offices:

2300 Geng Road, Suite 250
Palo Alto, CA  94303

Item 2.

(a)  Name of Person Filing:

DBSI Liquidating Trust (the “Trust”)
Conrad Myers (the “Trustee” and, together with the Trust, the “Reporting Persons”)

(b)  Address of Principal Business Office or, if none, Residence:

The address of the Trust is:

6327 SW Capitol HWY
PMB 221
Portland, OR 97239

The address of the Trustee is:

6327 SW Capitol HWY
PMB 221
Portland, OR 97239

(c)  Citizenship:

The Trust is a trust formed under the laws of New York.
The Trustee is a citizen of the United States.

(d)  Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

(e)  CUSIP Number:

37517Y103

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                 Ownership.

(a)  Amount beneficially owned:

Trust - 2,375,634*
Trustee -  2,375,634*

(b)  Percent of class:

Trust - 18.5%
Trustee – 18.5%

(c)  Number of shares as to which the person has:

                          (i)  Sole power to vote or to direct the vote:

Trust - 2,375,634
Myers - 2,375,634

(ii)  Shared power to vote or to direct the vote:

Trust - ___________
Trustee - ___________

(iii)  Sole power to dispose or to direct the disposition of:

Trust - 2,375,634
Trustee - 2,375,634

(iv)  Shared power to dispose or to direct the disposition of:

Trust - ___________
Trustee - ___________

* Conrad Myers, Liquidating Trustee (the “Trustee”) of the DBSI Liquidating Trust (the “Trust”), is acting under the terms and conditions of the DBSI Liquidating Trust Agreement and Declaration of Trust dated October 29, 2010, by and among DBSI Consolidated Debtors, as substantively consolidated debtors and debtors in possession under the “Second Amended Joint Chapter 11 Plan of Liquidation filed by the Chapter 11 Trustee and the Official Committee of Unsecured Creditors” (the “Plan of Liquidation”), confirmed by Order dated October 29, 2010 in the Chapter 11 Cases In re DBSI, Inc. et al., Case No. 08-12687 (PJW), the United States Bankruptcy Court, District of Delaware (the “Chapter 11 Case”).  Pursuant to the Plan of Liquidation, the Trust now holds 972,612 shares of the Common Stock of the Issuer formerly held by Stellar Technologies LLC, an Idaho limited liability company (“Stellar”), warrants with respect to 660,473 shares of the Common Stock of the Issuer formerly held by Stellar, and 742,549 shares of the Common Stock of the issuer formerly held by iTerra Communications LLC, an Idaho limited liability company (“iTerra”).  The Trustee disclaims beneficial ownership of said shares of Common Stock and warrants.  Information as to such shares of Common Stock and warrants was previously reported in a Schedule 13D filed on December 23, 2008 by DBSI, Inc., an Idaho corporation, DBSI Investments Limited Partnership, an Idaho limited partnership, Stellar, iTerra and Douglas Swenson, an individual.

CUSIP No. 37517Y103	SCHEDULE 13G	Page 6 of 8

Item 5.         Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

The Trust is a liquidating trust established pursuant to the Plan of Liquidation identified in Item 4 above.  The beneficiaries of the Trust are former unsecured creditors and former holders of interests in various Debtors in the Chapter 11 Case.  Dividends from and the proceeds from the sale of the securities owned by the Trust will be distributable to the beneficiaries of the Trust, net of Trust expenses.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a group although they disclaim such membership.

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.       Certification.

By signing below, each of the undersigned certifies that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Exhibits:

A.	Joint Filing Agreement, dated November 1, 2010, by and between the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2010

DBSI LIQUIDATING TRUST

By:	/s/ Conrad Myers
Name: Conrad Myers
Title: Trustee

/s/ Conrad Myers
Conrad Myers